UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2019

TPG PACE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38136	98-1350261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(Address of principal executive offices, including zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	TPGH	New York Stock Exchange
Units, each consisting of one Class A Ordinary Share and one-third of one Warrant	TPGH-U	New York Stock Exchange
Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	TPGH-WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note.

As previously disclosed, TPG Pace Holdings Corp., a Cayman Islands exempted company (the “Company”) has entered into a Transaction Agreement (as amended on July 22, 2019 and October 3, 2019 and as it may further be amended from time to time, the “Transaction Agreement”) between the Company, certain shareholders of Accel Entertainment, Inc., an Illinois corporation (“Accel”), named as Sellers therein and the Shareholder Representatives named therein, and previously announced on June 13, 2019. The Transaction Agreement provides, subject to certain conditions, that, (i) the Company will acquire, directly or indirectly, all of the issued and outstanding shares of common stock and preferred stock of Accel held by the Sellers (the “Stock Purchase”) and (ii) Accel will merge with and into New Pace LLC, a Delaware limited liability company and direct wholly-owned subsidiary of the Company (“NewCo”), following the closing of the Stock Purchase, with NewCo surviving such merger (the “Merger” and, together with the other transactions contemplated by the Transaction Agreement, the “Business Combination”).

Item 5.07 Submission of Matters to a Vote of Security Holders.

At Extraordinary General Meeting of Shareholders held on November 15, 2019 (the “EGM”), holders of an aggregate of 45,372,757 Class A ordinary shares of the Company, par value $0.0001 per share and Class F ordinary shares of the Company, par value $0.0001 per share (together, the “ordinary shares”), which represents 85.60% of the ordinary shares outstanding and entitled to vote as of the record date of October 21, 2019, were represented in person or by proxy.

At the EGM, the following were submitted to and approved by the holders of our ordinary shares.

1. Business Combination Proposal — the voting results of a proposal to adopt the Transaction Agreement and approve the transactions contemplated thereby, including the Business Combination are set forth below:

For	Against	Abstain	Broker Non-Votes
44,515,676	857,081	0	0

The proposal was approved, having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

2. Domestication Proposal — the voting results of a proposal to approve by special resolution the change of the Company’s jurisdiction of incorporation (the “Pace Domestication”) by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, to occur immediately prior to the Stock Purchase are set forth below:

For	Against	Abstain	Broker Non-Votes
43,707,808	1,664,949	0	0

The proposal was approved, having received “for” votes from holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

3. NYSE Proposal — the voting results of a proposal to approve, for purposes of complying with applicable provisions of New York Stock Exchange (“NYSE”) Listing Rule 312.03, the issuance of more than 20% of the Company’s issued and outstanding common stock following the Pace Domestication to Accel shareholders in connection with the Business Combination are set forth below:

For	Against	Abstain	Broker Non-Votes
43,815,676	1,557,081	0	0

The proposal was approved, having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

4. Charter Proposal — the voting results of a proposal to (i) approve and adopt the amended and restated certificate of incorporation of the Company (the “Proposed Charter”) and to (ii) grant a proxy to Eduardo Tamraz, which proxy shall survive until the earlier of (A) the approval and adoption by the stockholders of the Proposed Charter and (B) December 31,

2019, in respect of the shares of capital stock of the domesticated corporation into which the stockholder’s ordinary shares will be converted in the Pace Domestication to vote in favor of the approval and adoption of the Proposed Charter, such Proposed Charter to be effective following the Pace Domestication and immediately prior to the Stock Purchase, are set forth below:

For	Against	Abstain	Broker Non-Votes
41,732,782	3,635,195	4,780	0

The proposal was approved, (i) having received “for” votes from holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class), (ii) as the ordinary shares so voted constitute, upon conversion to shares of the Company’s Class A-1 common stock, par value $0.0001 per share (the “Class A-1 Shares”), in connection with the Pace Domestication but excluding certain conversions and cancellations of shares (the “Class F Share Exchange”) of the Company’s Class F common stock, par value $0.0001 per share (“Class F Shares”), by TPG Pace II Sponsor, LLC, a Cayman Islands exempted company, a majority of outstanding stock entitled to vote thereon and (iii) having received “for” votes from holders of at least a majority of the Class F Shares following the Pace Domestication that are entitled to vote (voting together as a single class).

5. LTIP Proposal — the voting results of a proposal to (i) adopt the Accel Entertainment, Inc. Long Term Incentive Plan (the “LTIP”) and the material terms thereunder and to (ii) grant a proxy to Eduardo Tamraz, which proxy shall survive until the earlier of (A) the adoption by the stockholders of the LTIP and (B) December 31, 2019, in respect of the shares of capital stock of the domesticated corporation into which the stockholder’s ordinary shares will be converted in the Pace Domestication to vote in favor of the adoption of the LTIP, such LTIP to be effective following the Business Combination, are set forth below:

For	Against	Abstain	Broker Non-Votes
42,707,328	2,665,429	0	0

The proposal was approved, (i) having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class) and (ii) as the ordinary shares so voted constitute, upon conversion to Class A-1 Shares in connection with the Pace Domestication but excluding any conversions to be consummated pursuant to the Class F Share Exchange, a majority of outstanding stock entitled to vote thereon.

6. Governance Proposals — the voting results of separate proposals to approve, on a non-binding advisory basis, certain aspects of the provisions of the Proposed Charter that materially affect stockholder rights are set forth below;

a.

Proposal 6A: Changes in Share Capital — to authorize an increase in the total number of authorized shares of all classes of common stock of the Company (the “Common Stock”) from 220,000,000 shares of Common Stock (as converted from the ordinary shares in connection with the Business Combination) to 280,000,000 shares of Common Stock, which will consist of (i) increasing the Class A-1 Shares, together with the post-Business Combination company’s shares of Class A-2 common stock, par value $0.0001 per share (the “Class A-2 Shares”), from 200,000,000 to 260,000,000 (consisting of 250,000,000 Class A-1 Shares and 10,000,000 Class A-2 Shares) and (ii) decreasing the Class F Shares from 20,000,000 to zero;

For	Against	Abstain	Broker Non-Votes
40,027,122	5,340,855	4,780	0

The proposal was approved, having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

b.	Proposal 6B: Classification of the Board into Three Classes — to authorize the board of directors of the Company (the “Board”) be comprised of directors divided into three classes;

The proposal was approved, having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

For	Against	Abstain	Broker Non-Votes
36,366,144	8,886,513	120,100	0

c.	Proposal 6C: Removal of Ability to Act by Written Consent — to authorize removal of the ability of stockholders to take action by written consent in lieu of a meeting;

For	Against	Abstain	Broker Non-Votes
35,299,071	10,073,186	500	0

The proposal was approved, having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

d.

Proposal 6D: Selection of the Court of Chancery of the State of Delaware as Exclusive Forum — to authorize the adoption of the Court of Chancery of the State of Delaware as the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, subject to certain limitations;

For	Against	Abstain	Broker Non-Votes
41,612,577	3,760,180	0	0

The proposal was approved, having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

e.

Proposal 6E: Ownership Restrictions on Certain Holders of Company Capital Stock — to authorize the implementation ownership restrictions for certain persons who own or control any class or series of the securities of the Company in connection with certain gaming regulatory requirements;

For	Against	Abstain	Broker Non-Votes
42,460,785	2,911,972	0	0

The proposal was approved, having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

f.

Proposal 6F: Redemption Rights and Transfer Restrictions with respect to Company Securities held by Unsuitable Persons or their Affiliates — to authorize the provision that any securities of the Company owned or controlled by an Unsuitable Person (as defined in the Proposed Charter) or its affiliates shall be redeemable by the Company, out of funds legally available therefore, as directed by a gaming authority and if not so directed, as and to the extent deemed necessary or advisable by the Board;

For	Against	Abstain	Broker Non-Votes
42,460,785	2,911,972	0	0

The proposal was approved, having received “for” votes from holders of at least a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

Item 8.01 Other Events

The Company also announced today that, in light of the approvals by the holders of the Company’s ordinary shares at the EGM, the Company anticipates closing the transactions contemplated by the Transaction Agreement on November 20, 2019, or shortly thereafter, subject to the satisfaction or waiver of the remaining conditions under the Transaction Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG PACE HOLDINGS CORP.

By:	/s/ Karl Peterson
Karl Peterson Chief Executive Officer

Date: November 15, 2019